

March 31, 2011

Via E-mail
Mr. Floyd C. Wilson
Chief Executive Officer
Petrohawk Energy Corporation
1000 Louisiana
Suite 5600
Houston, TX 77002

> **Re: Petrohawk Energy Corporation**
> **Form 10-K for Fiscal Year Ended December 31, 2010**
> **Filed February 22, 2011**
> **File No. 001-33334**

Dear Mr. Wilson:

We have reviewed your filing and have the following comment. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to this comment, we may have additional comments.

Form 10-K for Fiscal Year Ended December 31, 2010

Oil and Natural Gas Operations, page 15

1.   Please expand your disclosure in regards to the guaranteed natural gas delivery commitments resulting from your KinderHawk joint venture. Refer to Item 1207 of Regulation S-K. As part of your expanded disclosure, please quantify the amount of the annual true-up fee that you would be required to pay if the minimum annual quantities are not delivered, or how such amount would be calculated in the alternative scenario if the fee is not fixed. Please provide us with a sample of your proposed expanded disclosure in your response to this comment.

Closing Comments

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comment, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact James Giugliano at (202) 551-3319, or Jennifer O'Brien at (202) 551-3721, if you have questions regarding this comment. Please contact me at (202) 551-3299 with any other questions.

Sincerely,

/s/ Mark C. Shannon

Mark C. Shannon
Branch Chief